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August 6, 2015
Via EDGAR transmission
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:    Enable Midstream Partners, LP
CenterPoint Energy Resources Corp.
Registration Statement on Form S-4
Filed June 30, 2015
File No. 333-205381

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”), Enable Midstream Partners, LP (the “Issuer”) and CenterPoint Energy Resources Corp. (collectively, the “Registrants”) hereby confirm and represent as follows:
1.    The Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).
2.    Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute any of the Issuer’s 2.400% Senior Notes due 2019, 3.900% Senior Notes due 2024 or 5.000% Senior Notes due 2044 to be issued in the exchange offer pursuant to the Registration Statement (the “Exchange Notes”) and, to the best of the Issuer’s information and belief, each person that will participate in the exchange offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be issued in the exchange offer. In this regard, the Issuer will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that if such person is tendering any of the Issuer’s issued and outstanding 2.400% Senior Notes due 2019, 3.900% Senior Notes due 2024 or 5.000% Senior Notes due 2044 (the “Original Notes”) in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (a) cannot rely on the Staff’s position enunciated in the SEC No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.
3.    The Issuer (i) will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that (x) the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (y) if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the exchange offer; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Terms used and not defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement. Please contact Gerald M. Spedale at (713) 229-1734 of Baker Botts L.L.P. with any questions or comments regarding the foregoing.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ J. Brent Hagy
J. Brent Hagy
Vice President, Deputy General Counsel, Secretary, and Chief Ethics & Compliance Officer

CENTERPOINT ENERGY RESOURCES
CORP.

By:	/s/ Dana C. O'Brien
Dana C. O'Brien
Senior Vice President, General Counsel and Corporate Secretary

cc:	Mark C. Schroeder
Enable Midstream Partners, LP

Gerald M. Spedale
Baker Botts L.L.P